Exhibit 99.5
Wipro Limited
Results for the Quarter Ended 30th September, 2005
Investors/Analysts Conference Call
October 19, 2005, 6:45 pm
Moderator
Ladies and gentlemen, thank you so much for standing by, and welcome to the Wipro Technologies second quarter results earning call for the quarter ended September 2005. Now at this time, all phone lines are muted, are in a listen-only mode. Later there will be an opportunity for questions, instructions will be given at that time. If you should require assistance during the call, please press * then 0 and an AT&T operator will assist you off line. As a reminder, this conference call is being recorded. I now like to introduce Mr. Sridhar Ramasubbu, please go ahead Sir.
Sridhar Ramasubbu
Thanks Christina, thanks everyone for joining us for Wipro second quarter results and earnings call for the quarter ended September 2005. I have with me Jatin and Lan, who joined me in conveying a warm welcome greetings to all of you. With us today, we have Mr. Azim Premji, Chairman; Mr. Suresh Senapaty, CFO, and other members of the senior management team including the business unit heads under the new structure. I hope you have had an opportunity to review the press release we issued today morning under the US GAAP.
Let me give you quickly the agenda for today’s call. Azim Premji will share his perspective beginning with an overview of our results and Suresh will take you through our financials for Q2 in more detail. As a reminder, when we discuss our results in today’s call, some of the issues we discuss may be forward looking and I would like to advise you that these statements maybe subject to known and unknown risks and uncertainties that could cause actual results to vary materially. Such risks and uncertainties are discussed in detail in our filings with SEC. Wipro assumes no obligation to update the information presented during today’s call. For your information, the call is scheduled for an hour. The entire earnings call proceedings are being archived and transcripts will be made available after the call at www.wipro.com. I am online on e-mail and if you have any specific questions which you are unable to ask, please send me an e-mail or you can call my cell phone and we will address those questions as well as at the end of the Q&A.
So with that, let me turn over the call to Mr. Azim Premji, Chairman — Wipro.
Azim Premji
Good morning to all of you. By now you would have seen our results for the quarter ended September 30, 2005. While the management team would be happy to answer our queries, I would like to take sometime before that to share some thoughts on our performance and our prospects.
In terms of financial performance, all our major business segments recorded robust growth rates in revenues. Revenues in our global IT business at $430.7 million were ahead of our guidance of $422 million. The IT services business continued to witness board-based growth across verticals, across geographies, and across service lines. Our financial solutions business delivered its fourth consecutive quarter of double-digit sequential growth. Our differentiated services such as testing and technology infrastructure management continued to grow ahead of overall growth rate. Our investments in account management began to pay off as we saw the number of our million-dollar customers cross 200 for the first time. In line with our expectations, our business process outsourcing business witnessed flat revenues with significantly improved profitability. Even though revenue growth in this business will be muted in the near term, our wins in the transaction processing business during the quarter give us confidence that we are on the right track.
Our India, Middle East, and Asia Pacific IT business recorded revenue growth of 26% and profit before interest and tax growth of 43%. Our other businesses also turned in good performance.
The quarter was also unique for a few other distinctions. This was the first quarter when the quarterly operating income crossed the Rs. 5 billion mark. The quarter saw us crossing the landmark of over 200 customers with $1 million or more annualized revenue in our global IT business. In our IT services business, the quarter also witnessed the highest ever quarterly people addition of over 5600 people.
In what is probably a world record, Wipro and Wiproites through Wipro Cares initiative along with government and local authorities planted over 250,000 saplings in the tsunami hit area of Tamil Nadu state in 24 hours as a tribute to the people who perished and as a possible protection for the future.
Finally, this was also the first quarter with the new management structure. Our experiences and success so far have reinforced our confidence in our leadership team as well as in the current organizational structure.
Looking ahead, the prospects for growth look exciting. We exited the quarter ended September 2005 with a strong tailwind of business momentum. The challenge we have is to sustain this and build upon it. I am confident that our leadership team has the hunger and the passion to make this happen.
I will now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.
Suresh Senapaty
A very good morning to all of you in the United States and a good evening to whoever is in Asia. I will touch upon areas in our performance and financial that will be of interest to you all. Let me start with giving the composition of our growth.
During the quarter ended September 30, 2005, we had a sequential dollar revenue growth of 8.1% in our global IT services business. This comprised of 9.3% revenue growth in the IT services partially offset by a 2.4% decline in the revenue from BPO services. The 9.3% growth in the services component was driven by an 11% growth in the volume of business offset by a 2.1% and 0.8% decline in the realization for work performed offshore and onsite projects respectively.

Price realization in IT services was impacted by the non-recurring project performance based incentives received in the quarter ending June 2005. Excluding this, the decline in price realization would be under 1%, which is a quarterly movement due to mix of customer and services. I would like to clarify that we have not seen any material change in the pricing environment. On forex front, our realized rate for the quarter was Rs. 43.93 a dollar versus the rate of Rs. 43.38 realized for the quarter ended June 2005 representing an increase of about 1% sequentially. This has a favorable impact of around 40 basis points on our margins.
With a view to provide increased information effective quarter ended September 2005, we have started providing segmental details on our BPO business. For the quarter ended December 2005, we expect volume-led growth with broadly stable price realization. Revenue growth would be impacted by the lesser number of working days and this has been factored into our guidance. Further we propose to stagger our compensation revision across Q3 and Q4 of the current fiscal year. Accordingly, operating margins for the next quarter would be impacted by the partial increase in compensation. We will endeavor to mitigate this through levers such as onsite-offshore mix and operational improvement and keep the operating margins within a narrow band.
We will now be glad to take questions.
Sridhar Ramasubbu
Christina, we can go ahead with questions.
Moderator
Ladies and gentlemen, if you like to ask a question please press * then 1 on your phone keypad, you will hear a tone indicating that you have been placed into the question queue and may remove yourself from queue by pressing the £ key. Also we ask that if you are using a speakerphone that you please pickup your handset before pressing the numbers. Once again if you would like to ask a question please press *1 at this time.
Our first question come from the line of Anthony Miller with Arete Research, please go ahead.
Anthony Miller
Good afternoon and good evening gentleman. A couple of things if I may on the boarder picture, firstly in terms of your opportunity for mega deals. Obviously, your peers TCS and Infosys have hit the headlines recently both with ABN Amro and only yesterday TCS with Pearl. I am interested in understanding how you see your opportunity for those large-scale deals? Secondly, if you could also talk a little more about your proposed near-shore center in Eastern Europe, if you could give us some idea as when that’s going to be initiated, how many people you are going to have, what sort of investments that it will need, and also may be some idea of how the cost base of operating in Eastern Europe is likely to compare with your cost base in India, please?
Azim Premji
I would request Girish Paranjpe, who is the President of our financial solutions business to answer the first part of your question.

Girish Paranjpe
Clearly there is a certain pipeline of large deals, and as you know the time over which these deals get decided and also ultimately they are binary in nature. So while nobody looks at the gift horse in the mouth, we can’t really bank on the big deals to run our business. So we have kind of played both sides, we have tried to kind of focus on the accounts that we have and grow that on an organic basis at the same time try to build up a pipeline of the big deals which hit the headlines.
Sridhar Ramasubbu
One minute Christina, I think the second part of the question is to be answered, this is on Eastern Europe center. Just hold on.
Azim Premji
On the point of opening a center in Eastern Europe in Bucharest in Romania, we expect cost their to be maybe about 15% to 20% more than India, but it has a strategic advantage in being able to cater to our European customers, plus we believe that we should be able to hire people there, the German speaking and French speaking skills, which would also be an advantage to us in terms of proximity to German and French culture as well as being in a position to do product support work in terms of voice calls.
Anthony Miller
Can you give me an idea of how many people..?
Azim Premji
We do not plan to make that center very large. We intend to get our feet with it, learn from experience, and then depending upon how much traction we are actually winning with customers, and scale it up.
Anthony Miller
Okay, it sounds like fewer than a hundred people, can you give me an idea of how many people you will have there please?
Azim Premji
It is too early to say, but I think it would be in perspective to say that it will be couple of hundred people initially.
Anthony Miller
I am sorry, when did you say you were likely to open that?
Azim Premji
Within the next three months.

Anthony Miller
Okay, thank you very much indeed.
Sridhar Ramasubbu
Thank you.
Moderator
Next we will go to the line of Moshe Katri, with SG Cowen, please go ahead.
Moshe Katri
Thanks and congratulations for a solid quarter. I wanted to focus on a couple of things. One may be Suresh you can talk about the trends in price realization during the quarter that is #1. I am curious whether we did invest more in the BPO operation during the quarter which essentially impacted margin, and then maybe you can also provide us with an update on the restructuring initiatives, initiative that is going on in the BPO segment as well? Thanks.
Suresh Senapaty
So far as the pricing is concerned like I said, actually there is no significant change in the pricing environment. In the Q2, we had a dip because we had a risk-reward deal we did in Q1 for which we had got the benefit in that which got corrected in Q2, but going forward we see much more stability in the pricing. So far as the pricing head-on compared vis-à-vis particular service from the customer is concerned, there is no change that we have seen. So far as new customers are concerned, we are seeing fairly encouraging prices there. So far as fixed price projects are concerned, they are continuing to do well there. So, overall we are doing pretty well on the pricing front, it was only a correction because of the one-time non-recurring transaction that we had done in the Q1.
So far as the investment in the BPO, you know, based on the last two quarters, we had lot of questions on BPO as a result of which we thought it will be better, useful to give BPO as a separate segment, and therefore you must have seen in the report that we have released this quarter, we have given the revenues as well as operating profits of the BPO business separately. So any kind of an investment in the BPO would show up there and it wouldn’t impact the IT services part of the business. So in the BPO we have actually seen an expansion of the operating margin by about 400 basis points and that has been achieved through various productivity improvement including in terms of crashing the cycle time in the training and also in terms of utilization and so on and so forth. Last quarter also we saw an improvement in the non-voice services by about one percentage point. We hope to inch it up quarter by quarter, and in the next 12-18 months, we want to improve the non-voice part of the business fairly significantly. We will continue to focus on the technical helpdesk part of the business, which is primarily the L1 and L2 level services because that is very synergistic to the L3 and L4 services that we offer in the infrastructure support services in the Wipro Technologies, the IT services part of the business. So all in all, I think we are progressing pretty well in that part of the revised plan that we are working on.

Moshe Katri
Great. Can you talk a bit about what we have seen in trends in terms of revenue growth or lack of revenue growth from your top 5 and top 10 clients? Was there anything unusual there during the quarter?
Suresh Senapaty
Yes, if you look at least 7 of the top 10 have grown more than the company average. There is one where we had some amount of higher mix in the offshore as a result of which the overall revenue numbers were a little lower but there has been volume growth there because of the shift to the offshore. There is another case where we had the risk reward and therefore it did not show up in terms of growth, but overall I think the performance of the top 10 has been fairly decent.
Moshe Katri
Okay. Then finally, can you give us a feel on when we can actually start seeing margin trends may be more on the uptick side, just what we have seen a year ago, maybe three years ago? Thanks
Suresh Senapaty
So far as margin trend is concerned like we have been talking, there are so many levers on which margins have an adverse impact and so may levers where it could pull it up to mitigate. In the last quarter we have seen a 30-40 basis point expansion in the margins, and in the current quarter we are looking forward to a very stable or a very narrow range operating margin, and despite the fact that we will give a compensation increase which is effective 1st of November for all our employees in the IT services business in offshore, and there will be part of the increase which will happen in quarter 4 which will be primarily for employees located outside of India. So which means the increases will be over quarter 3 and quarter 4. Our objective is to say that we have lot of levers in form of utilization, levers in the from of onsite/offshore and productivity improvement including the mix of people that to we deploy in the various projects, and combination of these we hope to sustain this margin in a very very narrow range.
Moshe Katri
Great thanks.
Suresh Senapaty
Thank you.
Moderator
Next we will go to the line of Mayank Tandon with Janney Montgomery. Please go ahead.
Mayank Tandon

Thank you. I had one more question on margins Suresh, could you comment on the implications for margins both short term and long term as you pursue larger opportunities like you know the large multimillion dollar type transactions, what kind of margins would you be looking for relative to your other businesses?
Suresh Senapaty
I think while the percentage, EBIT percentage is relevant, I think the other parameters that more and more also we are getting into is what is EBIT per person we make on the various deals. So particularly some of the larger deals that you talk about, it could be possible that to start with there could be a lower margin as a percentage on sales, but EBIT per person it could still be accretive. So we would look at those business under 3 platforms in terms of, on a long term or medium term basis what is the percentage EBIT to sales, and also what is it looking like in terms EBIT per person. Today, if you look at EBIT per person, most of the software services company are about $15-16000 per person per year as compared to the global companies which are about $20-22-23,000 per person per year. So from that perspective, our objective would be to make sure that it is protected or improved. Even if there were to be a short term dilution in the EBIT as a percentage of sale.
Mayank Tandon
So longer term you would pursue opportunity that can at least provide with corporate type margins we are running right now, or at least stay in that kind of tight band?
Suresh Senapaty
That is right.
Azim Premji
We will also simultaneously drive growth in profit year to year, you know, that is what Suresh was saying in terms of profit per person. I think it is becoming just as important a parameter that not only should you make profit percentage in terms of what you do, but how do you drive growth in profits year to year which is attractive from an investor point of view and share value point of view.
Mayank Tandon
Sure. Then Suresh also could you just repeat once again what the margin bump was in the quarter, I think you mentioned that from currency appreciation or depreciation rather of the rupee versus the dollar?
Suresh Senapaty
We had about 40 basis point expansion in quarter two in the margins, and there were multiple impacts of that, (a) we had the exchange gain, we had the positive of the SG&A levers. We had certain downsides in terms of lower utilization because we had the highest head count addition in terms of 4575 people which has been the largest so far as we are concerned, and that has therefore dipped the utilization but in a very small way. The visa expenses that we had to invest in to be able to deal with the requirement of our customers for the whole financial year. So some of that evened out, and net-net, we have got a 40 basis point expansion in the margin.
Mayank Tandon
Okay. Finally I wanted to ask question on the head count additions, as you survey the landscape in India right now, obviously you had a great quarter in terms of recruiting from campuses, as you look forward what is the level of competition you are seeing from the Accenture and IBM and other multinationals that are now beginning to ramp up progressively in India? Any change in the dynamics?
Azim Premji
I will request Sudip Banerjee, President of Enterprise business to take this question.
Sudip Banerjee
In terms of the people availability, we think that there is still enough number of people available. In India, we are graduating enough number of engineers in the last few years, and the number has been slightly going up, plus many companies like us also have a in-company program where we take B.Sc., and then they go through a four-year program and that gives us an additional number of people to recruit from. Currently, we have approximately 800 such people who are being trained. So these sort of pools help us get our people, meet the requirement of our people. As far as Accenture and IBM are concerned, they are recruiting pretty much from the same place, but we find that we are able to attract people as an employer of choice and we are able to also attract people from competition as it pertains to the lateral recruits that we take in during each quarter. So we are quite comfortable with the current situation.
Suresh Senapaty
In fact to supplement this, in the last few quarter the number of people we have hired from some of the global companies in India is much higher than the number of people we lost to them.
Azim Premji
The interesting thing is you know we give recognition to the fact that Accenture and IBM are serious competition with their presence in India or their presence in other low cost locations, but the flip side of that is, which is very positive, is they are more and more endorsing and legitimizing the global delivery model, and that in terms of trend and in terms of prospective business getting generated for India including from European countries is very positive, and it should really keep the engine of growth of the domestic export market very very strong.
Mayank Tandon
Sure. Thank you very much.
Moderator
Next we will go the line of Lou Miscoscia with Lehman Brothers. Please go ahead.

Lou Miscoscia
Okay, thank you. I guess as you look out over the next 12, 24, even 36 months, what you see as the main thing that you gonna have to tackle to continue to grow at the pace you are growing at? Do you look forward to the sales force in US, the management team in India, or let us say worldwide, adding head count, maybe you could just highlight some of the bigger challenges you might have here?
Azim Premji
I think one of the challenges which we are starting to work on now is how do you improve productivity through non-linear opportunities, you know, as revenue and profit grows a little out of proportion or significantly out of proportion to head count growth. I think other challenges we face is at the people force of 40,000 plus, how do we keep growing at 30% plus per year and still maintain the continuity of our culture. It is easy to scale in recruitment, induction, quality processes, delivery systems; I think the biggest challenge is to maintain continuity of culture. As we grow, as we add more people in near shore centers, as we acquire more companies, the first challenge which we will face is the continuous seamless integration of the global workforce. We have had some experience with that with our 2 acquisitions, AMS in Washington and Nervewire in Boston, but it is some area where it continues to be always continuous challenge depending upon the size of the acquisition, which we do. The fourth area which we see as a challenge is always to find new emerging areas, which can be good turbo charge to keeping up growth, you know, we did that very successfully over the past 3-4 years in terms of our technology infrastructure business, in terms of our testing business, 4-5 years back in terms of our enterprise application services business, and some of the more specialized horizontal service areas which we have built up. I think we are on a continuous search to find scalable areas of opportunities so that we can build a new profit center, which either is a standalone or serves in very well with our other customer requirements. I think one basic factor which we are getting driven by more or more now, particularly over the past three months is how do we continue to emerge as a leader in everything which we go after.
Lou Miscoscia
Okay. To follow-up on your growth areas, do you think that you have got enough visibility to or maybe if you could comment also on the industry that yourself or the industry can maintain top and bottom line growth around 30% let us say for 2 or 3 years into the future?
Azim Premji
If you where to look at the McKenzie-Nasscom analysis of what they expect to be the industry scenario from India over the next five years, and you take the end figures which they have given I think for 2009, the number which is coming out is about a 30% growth for the industry including IT enabled services. The figures of Nasscom which have been articulated for the current year is a figure around 32%, and from the reportings which are there for half year one, probably the numbers will end at little above 32% for the industry exports for the year. I think it is realistic to assume that exports from India to global market should grow at about 30% a year for the next 3 to 4 years based primarily on the

Nasscom analysis of what has been done. Assuming that comes about, I think industry leadership will be targeting growth rates which are little higher than this.
Lou Miscoscia
Okay, great. Last question, you had a great hiring quarter obviously, any comments I guess for the December and March quarters? Thank you for taking my questions.
Azim Premji
You must appreciate that lot of our campus recruits really come-in in the July and the October quarter, but I think what has been very satisfying for our July-August-September quarter has been the fact that our billable head counts have gone up probably the largest ever in the history of Wipro, and there is a good tailwind behind that and there is a good momentum behind that. So irrespective of the extra holidays which are there because of Christmas and Easter coming up, I think we are confident that we will be able to perform on the guidance which we have given.
Lou Miscoscia
Thank you.
Moderator
Next we will move to a line of Trip Chowdhry with FTN Securities. Please go ahead.
Trip Chowdhry
Thank you again. Congratulations on a very solid execution here. A few questions probably Premji it is for you, regarding IT infrastructure outsourcing or IT infrastructure management your competition from Accenture, IBM are really setting up huge data centers in India, I was wondering what is Wipro’s strategy to (1) continue gaining share in the IT infrastructure outsourcing and (2) To increase its lead among the new entrants? How is Wipro thinking about it right now?
Azim Premji
Okay. Let me request Suresh Waswani, who is President of IT Infrastructure Management business, he will answer the question.
Suresh Waswani
On the IT infrastructure management side I think over the last couple of years we have clearly established ourselves as a leader insofar as remote delivery is concerned, and remote infrastructure management services is concerned. We are quite aware that our model now is also being replicated by the global players like you just mentioned. Going forward what we are focusing on is in terms of leveraging more tools, more technology, more process to actually drive a non-linear delivery model for infrastructure services. So what we want to do is to leverage our global command center out of which we deliver to several customers today, more in terms of investing in technology, creating a differentiator vis-à-vis a delivery model going forward.

Trip Chowdhry
Second question I have is regarding, there is a lot of interest especially from the sell-side analysts, and they are keeping an eye on the up coming General Motors IT outsourcing bid, and some indications are that Wipro is in the short list or probably winning some portion of that deal. I was wondering if you can provide some color to where we stand with GM, who are the potential players, what is the current thinking of.., and how big is this total deal size? We are hearing anything from 15 billion dollars to probably 2 to 5 billion dollars every year kind of a deal, I mean, if you can give some color on that, that will be great.
Azim Premji
I will request Sudip Banerjee who is president of our enterprise business to talk about that.
Sudip Banerjee
General Motors continues to be a strategic customer for us and as far as the 2006 RFP is concerned, that process is still on. Our current understanding is that sometime in the end of the December 2005, we are going take a decision on some of the RFP’s. They have issued a total of 43 RFP’s, which covers their complete spend, and that spend is between 2.5 to 3 billion dollars a year, so out of those RFP’s a few are going to be decided in December is the indication that we have. We are in their strategic vendor list and we are participating in those, beyond this how much decisions will be actually taken in December it is difficult to comment on at this stage, but I think the overall size is going to be what they have indicated which is the total spend that they have, which is approximately between 2 and 3 billion dollars a year.
Trip Chowdhry
And last question, we have been hearing a lot of noise of third-party maintenance companies, which are mushrooming here in US; companies like TomorrowNow who just wants to provide third-party maintenance services to PeopleSoft customers, and recently another company mushroomed with the name called Remini Street, which is trying to provide third-party support for Seibel customers. I was thinking Premji if you can think about why is Wipro not thinking in those terms probably being a third-party maintenance and support company similar to these companies, and if you are not thinking on those lines, why you are not thinking, and are you leaving money on the table for somebody else to pick it up?
Azim Premji
No, likely we are not following those terms. If there is an opportunity we certainly would think in those terms, but let me request Suresh Waswani to supplement my answer.
Suresh Waswani
I am not familiar with the examples you mentioned, but just to give you a perspective of what we do, we do application outsourcing and application maintenance work for PeopleSoft for Seibel on an ongoing basis. So that is pretty much business mainstream for us. In terms of managing Seibel applications in a global delivery model for application maintenance and sustenance, so we are doing that anyway. It is a key part of our offering.
Azim Premji
From what I understand from you, you are saying to have local presence there to do it onsite?
Trip Chowdhry
I do not know actually, you know, there are few companies that are very much taking the headlines. Like TomorrowNow, what they came up was with a service to deliver PeopleSoft customers, by the way TomorrowNow now got acquired by SAP, and they intend to provide 50% cheaper support and services to PeopleSoft customers versus say what Oracle would be providing; and just two days back another company called Remini Street popped up saying that we are going to provide maintenance support for Seibel at 50% cost what say Seibel will be providing, and it seems like there is an increasing trend for what they name themselves as third-party maintenance providers, and probably you know, we can talk about this offline but I was thinking if you have heard about them, do you run into these people yet, or the scale of these company is so small it is meaningless to you?
Suresh Senapaty
If you look at this, this is basically nothing but the package implementation practice and it is fairly scattered, I mean, there are multiple players in this, lot of them play from India, lot of them play local in the US, Europe, etc, etc., and for Wipro it is, about 11% of our revenue comes from this particular practice. About 60 to 65% of these services are being offered by engineers sitting in India, and the balance efforts are offered in the customer premises in the US, Europe, etc. So we are already very entrenched into this business.
Trip Chowdhry
Excellent, thank you.
Sridhar
We will look into those customers as well and we will have an offline conversation.
Trip Chowdhry
Definitely we would.
Moderator
Next we will go to the line of Julio Quniteros with Goldman Sachs. Please go ahead.
Julio
Sure. Suresh, this question is for you regarding the recent, it sounded like you were expecting to pass through some wage increases in both third and the fourth quarter, can you just remind us, is this the first time for a wage increase for you guys in the year, or is this an additional one?
Suresh Senapaty
This is the first time. Last we gave was in October 2004, and this will be the planned for 1st November 2005 for only the offshore employees.
Julio
I am sorry Suresh; it is only going to affect the offshore component?
Suresh Senapaty
That is right.
Azim Premji
But in the first quarter of next calendar year or the last quarter of our fiscal year, we are going to also probably implement for onsite employees
Julio
Okay, and what is the expectation in terms of the wage increase that you are going to affect in the third and the fourth quarter?
Suresh Senapaty
The current quarter the wage increase is expected to be about 12% on an average.
Julio
10%.
Suresh Senapaty
12%
Julio
Okay, great.
Suresh Senapaty
The onsite increase is little bit far lesser as a percentage, but we will be deciding that during the course of end of this quarter.
Julio
Sure, sure, and I think somebody earlier, but I just want to go back to the performance of the top five and top ten accounts, I guess the number that caught my attention was the largest account, I think it was down by my estimate, correct me if I am wrong, down about 12%. Can you just talk about the ebbs and flows with the top account and what would have happened in that account?
Lakshminarayana
Julio, Lan here. There has been a churn in our top 10, including the top, and one of the reasons for that has been the risk reward that we talked of, the additional billing we did on the risk reward increased the revenue from the top customer in the last quarter. The absence of that meant that the same customer was not the number one customer this quarter. So that is really the explanation for that. And that also explains the movement in top 5. Other than that like Senapaty said, the growth in 8 of our top 10 customers has been pretty robust.
Julio
Okay. So you are saying that the top client is actually different this quarter than what it was last quarter?
Lakshminarayana
That is right.
Julio
Okay I got it. I am sorry...
Sridhar
Because of the risk reward component.
Julio
Understood. And the top 10, the growth in the top 10 on a sequential basis, what is the number that you guys are referring to?
Lakshminarayana
On the reported basis it is about 1% or so, that it is excluding the churn, but if you adjust for the churn, 8 of our top 10 customers do in excess of 9% sequentially. The two declines that we did have, one was because of the risk reward, and the other was the offshore and restructuring that we have talked in the past.
Julio
Okay, so eight of the top ten grew 9% quarter over quarter...
Lakshminarayana
Yeah, 9.7 to be precise.
Julio

Okay perfect. Okay great, and then can you talk a little bit about the BPO business, specifically where will BPO compete as you go forward, is this going to be sort of a focused on one or two specific processes or do you expect to have multiple processes, can you just give us some color on where you think the BPO business will continue once the transition is completed?
Suresh Senapaty
At this point in time the thinking clearly is to capitalize on some of the strengths that we have in terms of the early wins and some of the practices that we have that amount of skill sets already there, which is in procurement services, in the order to cash cycles, and in the SMA services, and the IT help desk. Because, as you know, IT help desk the level 3 and 4 services are offered as a part of the infrastructure support services. So level 1 and 2 is very, what you call, strong position that Wipro BPO has been, so will be leveraged. But from the transaction processing area, these are the areas.., at this point in time HR is something that is not on our radar, so procurement services, order to cycle, order to cash cycle, and SMA services are the key areas we are working on.
Julio
Okay. Do you expect the BPO business to actually grow sequentially next quarter or should we expect another sequentially down revenue quarter?
Suresh Senapaty
We would expect it to grow, but a muted growth. We will take few more quarters to get back to the growth trajectory.
Julio
Understood. Finally from me, on the head count additions for the current quarter, the net adds were obviously very significant, is this a ramp up for a specific contract or is this, the pipeline and the demand in business environment looks strong enough for you guys that this is what you guys need to do to sort of keep up with what before you expect to come form in terms of revenue growth going forward.
Azim Premji
We hope to have our utilization end of Q3 equal or better than our utilization, which is there at end of Q2, which basically means that head count which we have added, the head count which we will add this quarter, we expect to have them billed out.
Julio
Okay. That head count if you think about where it is going, is it going to one contract specifically that you are expecting to ramp up or is it just sort of across your entire portfolio of work?
Azim Premji

We are having it across the entire portfolio. There are obviously some parts of the portfolio which are growing faster than other parts of the portfolio, but there are no parts of the portfolio which are downsizing at all.
Julio
Understood. Okay great, thank you very much. Good luck
Moderator
Next, we will go to the line of Ashish Thadani with Gilford Securities. Please go ahead.
Ashish Thadani
Good evening and congratulations on a solid quarter and the encouraging outlook as well. Couple of quick questions actually, based on your client interactions are you witnessing any signs of un-bundling offshore work from existing outsourcing contracts?
Girish Paranjpe
Hi, Girish here, and after I am done I will request Sudip to speak as well. What we are seeing is that there is kind of greater willingness to move more complex work offshore. Now, whether that moves from internal people who are doing work is a full time employee or contractor or third party; all that is more or less the same. So I think if you ask me, a general trend is willingness to have more complex work getting done offshore, and the source of moment could come from any of these places.
Sudip Banerjee
Just to add on, I think couple of important points here, one is that we have moved from a stage where customers who were dealing with us on a experimental basis and then on a tactical basis, have started dealing with us on a strategic basis, which means they involve us much more in terms of their over-all IP plans and execution of those, which includes their offshoring, it includes their outsourcing to India, it includes getting us involved in consulting at the front end, and also getting us involved in the various multiple services that we offer. So as a result of that I think the general movement which is the propagation that we do of the global delivery model, that is actually getting much more acceptance, so that is the first point. The second if we see is that customers have themselves experienced a lot of success with whatever projects that they have done tactically with various Indian providers as well as with their global providers who had Indian operations, and that has actually expanded the market for offshoring.
Ashish Thadani
Right. But are you seeing, or are you bidding more on work which is likely to be broken out from existing outsourcing contracts, is there more activity on that front, is that a sub trend that we should be prepared for?
Sudip Banerjee
One does not see any evidence of a trend in that, I think there are some companies who have decided that the large multi-year contracts which come up for renewal in the recent or in the immediate future, they are going to do re-bid of that by parts, and there are other companies who have talked about rebidding the entire contracts out. So we are seeing both types of engagement models. There is no evidence of one being superior or one being more prevalent than the other.
Ashish Thadani
Great. And a quick one for Mr. Senapaty, could you explain how the other income of roughly $7 million came about in this quarter?
Suresh Senapaty
Yeah that is primarily the interest income on the funds that are there in the mutual funds, and also the exchange.
Ashish Thadani
Okay right. Thank you very much.
Moderator
We will go again to the line of Mayank Tandon with Janney Montgomery. Please go ahead.
Mayank Tandon
Thank you. I just had one follow-up question, as you look at your growth, revenue growth, where is the fastest growth coming from, is it from displacing the incumbents like the multinationals on outsourcing deals, or is it more from new initiatives by customers to outsource and to go with offshoring rather than doing with the multinationals? Thank you.
Girish Paranjpe
Hi, Girish here. I think it is a combination, it is some work that they would have traditionally trusted only multinationals to do, which they are now more open to giving it to companies like Wipro. The other is that what customers would have traditionally done in-house with the help of local contractors, which they are now preferring to giving to companies like Wipro.
Mayank Tandon
So it is fairly evenly split between the two areas?
Girish Paranjpe
Yeah, I would say that, and Sudip can add on.
Sudip Banerjee
The only additional point is what Mr. Premji earlier mentioned that there is an increase in the market because the global multinationals who were originally doing work in their local market have adopted the global delivery model and are executing a lot of their work out of India, and as a result of that we are seeing a larger trend towards, you know, getting larger share of the work in the market place. So that is really an expansion of a market because the global multinationals have adopted the global delivery model.
Girish Paranjpe
But if you look at the R&D services that we are engaged in, that will come more from the work that is being done by the customer themselves is being outsourced and offshored big way because the customers are looking for getting higher bang for the buck, and therefore they are wanting a much more rationalization of the R&D spend that they have, and the only way they could get more services against the same budget for funding their new development is getting high level offshoring, and that is what we have been experiencing for the past 7 quarters now.
Mayank Tandon
On that last point, Cisco today came out with an announcement about a billion dollar investment in India, and if I am not mistaken Cisco is an existing customer of Wipro and other leading offshore providers, is this an incremental opportunity the way you see it based on the headlines today?
Dr. Rao
Yeah, I am Rao here. Cisco also mentioned that this billion dollar includes additional opportunities with the outsourcing partners. So we do expect some amount of additional outsourcing opportunities coming to us as a part of this investment.
Mayank Tandon
Thank you
Suresh Senapaty
But they are also investing in many product companies, on the start-up companies and so on. So presumably that whole investment also includes that kind of an investment where they will see a value going forward.
Mayank Tandon
Thank you
Moderator
If they are any additional questions, please press *1 at this time. Again we go to the line of Anthony Miller with Arete Research. Please go ahead.
Anthony Miller
Yeah, thanks again. A couple of things, firstly, you eluded to consulting and sort of moving up the value chain with your customers, but again if I have done my sums right, it actually looks like your consulting revenues as you break them out have actually gone down. I wonder if you could talk about that. And secondly, again on sort of recruitment, if you could give us some idea please of your recruitment plans for the next couple of quarters, and whether your existing build out plans can accommodate those staff or whether you are anticipating any additional spend on new facilities and new infrastructure? Thanks very much.
Sudip Banerjee
Yeah, Sudip here. I will answer the first question on consulting. You know, from a very small base, the consulting number for this quarter is a reduction. So that should be treated as more of quarterly aberration because the type of work that we do, these projects rundown within a quarter and then by the time you get the next cycle of projects, you know, it takes a while. So while we have got a huge momentum built up and we have had several wins consulting this quarter, but the actual billing of the newer work that we have won has not happened in this quarter, and is likely to happen in the next quarter. I think it is important also to mention here that, you know, the way we are looking at the consulting business is that it is getting us into a lot of new areas and giving us a lot of significant wins, and we are getting downstream business as a result of consulting. So in many cases our consulting business is our entry point into certain organizations and certain new strategic customers, which were not there earlier. So to that extent we are very pleased with the progress that we have made on the consulting front.
Anthony Miller
Can you just tell me how many people you have in the consulting group now please?
Sudip Banerjee
We have roughly about 250 people.
Suresh Senapaty
And your other question was with respect to our plan for hiring. We have not specifically sort of shared the data because all we are saying is that there is a guidance that we have given and most of that would be through volume increase, and from that perspective the hiring would be in line with that.
Your next question with respect to the facilities, as of now we would have about 4.7 million square feet of space buildup, which is about housing 46000 people, and currently about 2.6 million square feet of space is under construction, which would house another 25000 additional seats, this includes both IT services as well as the BPO operations.
Anthony Miller
I am sorry, I could not quite write that fast, you got another 2.6 million square feet.., sorry how many?
Suresh Senapaty
Yeah, we have another 2.6 million under construction, which would house about 25,000 more seats.

Anthony Miller
Okay. And all these plans are accommodated in your existing capital expenditure plans?
Suresh Senapaty
That is right.
Anthony Miller
Thank again
Moderator
There are no further questions at this time. Please continue.
Sridhar
Yeah, if there are no questions, I think you ask for one more chance or otherwise we will close the call.
Moderator
Again, ladies and gentlemen, if you would like to ask a question please press *1.
Sridhar
Okay, I think we can close the call.
Moderator
Ladies and gentlemen that does conclude our conference for today. We thank you for your participation and for using AT&T’s executive teleconference service. You may now disconnect.